                                                                  CONFORMED COPY

                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Jamal Khokhar
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                              PROVINCE OF ONTARIO

     In   connection   with  the   issuance  by  the   Province  of  Ontario  of
U.S.$250,000,000  3.50% Bonds due September 17, 2007, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31,
2002 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit  (f)   Second  Supplemental  Fiscal Agency  Agreement,  dated as of
                    February 18, 2003, including the form of Bonds; Underwriting
                    Agreement,  dated as of February  10,  2003,  including  the names and  addresses  of the  Underwriters;  Opinion  of the
                    Legal Counsel, Legal Services Branch, Ministry of Finance of
                    the  Province  of  Ontario,  including  a  consent  relating thereto,  in  respect  of the  legality  of the  Bonds;  and
                    Schedule of Expenses.

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

February 18, 2003                   By:   /s/ Gadi Mayman
                                        Name:   Gadi Mayman
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (f):   Second Supplemental Fiscal Agency Agreement, dated as of February
               18, 2003,  including the form of Bonds;  Underwriting  Agreement, dated as of February 10, 2003,  including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services
               Branch, Ministry of Finance of the Province of Ontario, including a consent  relating  thereto,  in respect of the  legality of the
               Bonds; and Schedule of Expenses.